Filed by Compaq Computer Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 1-9026

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports); and other risks that are described from time to time in Compaq's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended December 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's and Compaq's results could differ materially from HP's and Compaq's expectations in these statements. HP and Compaq assume no obligation and do not intend to update these forward-looking statements.

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the transaction described in this document. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-5020. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.

HP and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the transaction. A list of the names of HP's executive officers and directors, and a description of their respective interests in HP, are set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain additional information regarding the interests of HP's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Compaq and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the transaction. A list of the names of Compaq's executive officers and directors, and a description of their respective interests in Compaq, are set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain additional information regarding the interests of Compaq's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

The following is a transcript of a presentation made to members of the financial analyst community by Carly Fiorina, Hewlett-Packard Company's Chairman and Chief Executive Officer, Michael Capellas, Compaq Computer Corporation's Chairman and Chief Executive Officer, and Robert Wayman, Hewlett-Packard Company's Chief Financial Officer.

Announcement of the Proposed Merger

By

HEWLETT-PACKARD COMPANY

and

COMPAQ COMPUTER CORPORATION

September 4, 2001
9:00 a.m.

The Equitable Building
Auditorium
787 Seventh Avenue
New York, New York

    A VOICE: Ladies and gentlemen, please welcome HP Director of Investor Relations Steve Pavlovich.

    MR. PAVLOVICH: Good morning, everyone. And thanks for joining us in person for this historic event.

    I'd also like to welcome those of you joining us by telephone and Webcast. The speakers today will be Carly Fiorina, CEO of the new HP. Michael Capellas our new president. And Bob Wayman our CFO.

    Our intent today is to build on the information that you've already seen in the press release. We've planned about 30 minutes of formal remarks, followed by a 45 minute Q&A session. For those of you attending by telephone you can access the speakers visually at our Web site at hp.com.

    Just to remind those of you in the press, this meeting is primarily for the investment community. And as such, we will only be taking questions from them. We've scheduled a separate press conference at 11:30 here in this room where you'll have ample opportunity to ask questions.

    Before we get started we need to remind you that it's possible that some of our comments and responses to your questions may include forward-looking statements. These forward-looking statements are based on certain assumptions and are subject to a number of risks and uncertainties. And actual future results may vary materially.

    We encourage you to read the risk factors described on the HP 10-K report for the fiscal year ended October 31, 2000 and in Compaq's 10-K report for their fiscal year ended December 31, 2000 and each company's subsequently filed reports for an understanding of the factors that may affect the companies' businesses and results.

    Finally, HP and Compaq intend to file joint proxy materials and a prospectus with the SEC in connection with the transaction. This document will be mailed to our shareholders and be available on the SEC's Web site. We urge you to read these materials when they become available because they will contain important information about HP, Compaq and the transaction.

    So without further ado, I'd like to introduce Carly, Michael and Bob.

    MR. CAPELLAS: I think about 18 months ago—

    MS. FIORINA:—Michael and I first met at a public policy conference, I think, in Washington, D.C. and we figured out quickly that not only did we agree on public policy which was significant, but we also had a common vision of where the industry was going.

    MR. CAPELLAS: Yes, I actually remember we were in such agreement, if I recall, what we were really in agreement on we were listening to this public policy statement. And, "Are you really interested in this?" And you said "No."

    MS. FIORINA: We also then worked on the high tech exchange. And that went very well. And I think in that case we announced something very, very quickly. And when that public exchange was announced, much of the commentary was around how could we have pulled this off. And I think it had everything to do with, once again, a shared vision and a shared approach. And we agreed on just about everything as I recall.

    MR. CAPELLAS: Yes, it was amazing. So we thought, we started with this concept of an exchange where we said, well, you know, how do you change the game for the benefit of the both companies. And if I recall, we got through the basics in about 20 minutes on a phone call.

    MS. FIORINA: Yes.

    MR. CAPELLAS: After that, it was just execution. But strategically we got there pretty quick.

    MS. FIORINA: That's what today is actually all about. It's about changing the game, not only for our two companies, but we think for the industry as well. And we have a vision together that this industry is now changing in some fundamental ways driven by what customers want. And I think in many ways the economic downturn has amplified and accelerated the fact that customers are looking, frankly, for more from technology.

    MR. CAPELLAS: And it is absolutely amazing. As we started to sort of explore with what the two companies are doing, and obviously from a competitive advantage we watched very carefully. But as you started to look at the vision of what we were doing, where we believe the Internet is going fundamentally, what the strategy was, not only overlaid, but then you get to the cultural issues that is companies that both believe in innovation, really pointing the foundation, engineering excellence and a real drive. So in addition to the strategies, it was pretty clear the culture was the same.

    MS. FIORINA: So then let's go ahead into our presentation and then we'll open it up for Q&A. I said earlier that we shared a vision, Michael and I, for how technology was changing and how, frankly, customers' requirements for technology are changing. And I think it's an important point.

    The "90s, perhaps was the era of the hot box and the point product. This is now an era where customers demand more from their technology and more from their technology vendors. And what they are looking for is any end capability. They're looking for the ability to deliver that solutions capability on a truly global basis. And one of the great things about this combination is we now have bolstered our presence around the world in 160 plus countries with 150,000 employees.

    Of course product leadership continues to be incredibly important. And we now have a leading line up from top to bottom from low end to high end, whether you're talking about servers, whether you're talking about access, certainly whether you're talking about imaging and printing. And we've significantly together bolstered our storage and our services and software capabilities as well.

    We'll talk a lot about service. But as you know, both companies have been moving to bolster our capability to deliver consulting, outsourcing, as well as support. We have more work to do in this area, but certainly we have a much stronger platform now from which to build.

    I said a couple of times now that customers' requirements for their technology vendor are changing. They are demanding more. They're demanding more in terms of return on investment, but they're also demanding more, frankly, in terms of vendors who understand and can manage the complexity of today's IT infrastructure.

    These are two companies that share engineering prowess, dedication to innovation and invention. These are two companies who really do understand how complex today's IT enterprises are. And who also truly understand the benefits of open systems interoperability and standard platforms. Open, interoperable, standard. What all those things mean to customers is choice, flexibility and the customers maintain important control while they look to their partner to provide support and expertise.

    We think what this combination is all about is building tomorrow's leader today. We say building because, quite frankly, we know we have a lot of work to do. But we also think that this combination represents something really different in the industry. I think, you know the specifics of the deal, but they're probably worth just highlighting a couple of things.

    First, this is substantially accretive in the first full year of operations. We will talk a lot about our integration plan because it is key to unlocking the shareowner value of this combination. We do expect this transaction to close in the first half of "02.

    We have looked very carefully at the antitrust implications of this. We are planning to be very cooperative with all of the regulatory bodies that are involved. And we're comfortable that we can reach an agreement in this kind of time frame. I am absolutely delighted that Michael and I will be partnering together to create tomorrow's leader today.

    And I started out, the two of us started out talking about when we first met because I think we realized very early on that we saw eye to eye, that we liked and respected each other, and I think it's going to be a terrific team. Not just at the top, but throughout the entire organization. It's all about delivering value to customers and shareowners.

    And customers, again, want more than just a hot box. What they want now is a solution. And they want a solution that's clearly relevant to the business problems they're trying to solve. And they also want a solution that has a clear return on investment. And the economic downturn only amplifies and accelerates the fact that customers need more from their technology and the partners with whom they work.

    This is a company, this new HP company will now be the number one consumer IT provider in the world. Number one in the SMB business. And as well, we now have scope and scale and the ability to challenge IBM in the enterprise space. We think this is not simply about product leadership. It is also about leadership in market and customer segments. And our geographic presence, as I mentioned earlier, is quite impressive.

    We think together we have the best understanding of the challenges that our customers face. And we think together as well we have the best understanding of how to apply the benefits of open systems and standard platforms.

    You all know that, as an example of this commitment to open and commitment to partnership, both HP and Compaq have announced our intention to build on the Titanium platform across the whole server line-up. It's just an example I think right down to the technology level of how we have interpreted an understanding of where the industry is going and applied it right down to technology choices day by day.

    Michael mentioned culture. And, of course, culture is essential to a successful integration. There has been much written about the culture and the values of both of our companies. And, in fact, I think we've seen how closely those cultures and values are aligned just in how our teams worked together over the last several months.

    First of all, as you know, we didn't have a leak here. There were stories this morning in the paper. But you will notice they did not reference company executives. This is a team that worked together effectively for many months. And I think we found in that process once again that these are teams that worked well together.

    I think as well I mentioned we share a commitment to innovation, to invention, to engineering excellence and prowess. We share a deep contribution to communities. And we share common values of how you ought to treat people. Respect, trust and integrity. So we think it's good for customers. We also think it's very good for shareowners. We think it's very good for shareowners, certainly from a value point of view.

    This is a company now with the scale and the scope to aggressively take costs out of the business. And, in fact, we have $2.5 billion of synergies in the first full year. We have planned the integration quite carefully. I will talk a bit more about that. We think these synergy numbers are realistic. We think they are achievable. In fact, in many ways we are going to be tasking our internal teams for more. But we thought it was appropriate given the execution challenges here to be somewhat conservative and realistic.

    Clearly, this combination strengthens our ability to effectively leverage our channels. We're talking about our direct distribution model for PCs. We're also talking about our extensive network of channel partners. And one of the key drivers of value here will be our ability to aggressively use those channels.

    And I mentioned as well, management depth. This is a stronger team together. We've looked carefully at the top team. And I'll talk a bit more about that when we get into the integration plans. We think also this permits, this new company to participate more effectively in the growth opportunities that both of us have seen independently.

    We've talked a lot about solutions capability. We've talked about our number one positions. I want to pause for a moment on the fact that we believe we are now the partner of choice, the partner of choice to significant constituencies. Together both of these companies have a longstanding commitment to partnership. And we think we will be a much stronger partner to Microsoft, to Intel, to the SIS, like Accenture, like PWC, like KPMG. So one of our excitements about this combination is that we can build together even stronger partnerships.

    Clearly, we have a world reknowned brand in HP that we will leverage. We're also going to be very smart about leveraging some of the power phone Compaq subgrams that are in the market today.

    We have more work to do, admittedly, in services and storage and software. Each company independently has targeted services, storage and software as important growth opportunities going forward. We have more work to do. But nevertheless, this combination gives us a much stronger platform across all of those. And our storage position in particular we think is bolstered significantly by this move.

    And finally, we will retain and we will remain very focused on the preeminent imaging and printing franchise in the world. We have a common strategy. This is not about a change in strategy. This is about a leap-frog move to accelerate our ability to continue on the strategy that we have been on, and, as well, Compaq has been on for the last two years.

    If you go back and look at the presentations each company has made separately to the financial community, over the last 18 months in particular, I think you will see a great deal of commonality. Our strategy, as you know, our collective strategy is to enable these services, to enable an always-on Internet infrastructure, and to enable intelligent connected devices and enterprises. And by enabling these to transform businesses, to transform processes, to transform experiences, that consumers and small businesses and large enterprises can have.

    Now, you know, it all looks great on paper. Maybe you buy it at this point that the strategic logic is compelling. We certainly do. Maybe you buy even that customers are going to like this combination. But none of it will matter if we cannot integrate this effectively. I want you to know that we take the integration challenge exceptionally seriously. This is a massive integration effort. One could argue it is the largest integration effort in the technology industry. And we're trying to integrate in a very difficult overall environment. Price competition is fierce. Who knows when the economy is going to turn.

    We at HP are in the midst of a reinvention process. Compaq has been in the midst of its own transformation. Synergies are tough to get. They require decisiveness. They require speed. And they require the tough work of taking people out of the business.

    And then, of course, there's the aspect of combining culture. The value in this combination lies in how well we integrate. Not how good the strategy looks on paper. And so we've spent a lot of time thinking about this. In fact, I will tell you that we had our first draft integration plan, fairly comprehensive integration plan on paper and agreed to between Michael and I before we called the bankers. Because we knew if we didn't figure out how to do this right, and we will, that the rest wouldn't matter.

    I'm very delighted to announce the top level management team today. I think Michael and I will build a great partnership. What you see here in this organization's structure is the next step in the evolution of the organizational structure that both Compaq and HP had put in place. Both of us moved to what we would would call an HP front-back model, what Compaq would call go-to-market and product development. And this is the next logical step in that move. Because what we're doing is pulling together organizations that are now massive.

    Each of these four operating units would be a Top 10 IT company in its own right. These are now companies with great scale. And we're trying to pull these product development and go-to-market units together so that we achieve an important level of customer and competitor focus.

    I mention that we had a comprehensive integration plan. And one of the reasons that we established an integration office led by two highly regarded executives Webb McKinney of HP and Jeff Clarke of Compaq is because we had businesses to run.

    Between now and the time this deal is approved, HP people have to stay focused on HP business and HP customers and Compaq people have to stay focused on Compaq customers and Compaq business. And so we can, however, while we stay focused on retaining our momentum and working with our customers, we can, as well, be planning in a very detailed way for this integration effort. And that is what we're going to be doing.

    And you will see us announcing a next round of appointments over the next several weeks both in terms of staff reports to the CEO, as well as in terms of next level of management in the integration team. We have a comprehensive integration plan in place. We have thought carefully about product line rationalization. We've thought carefully about organizational rationalization. And we intend to be decisive. We intend to be disciplined and aggressive. And we intend to move with speed.

    We have a key set of early decisions already made. And the managers that we've identified that we think are absolutely critical to this beginning going forward. We already have retention plans in place. We will be appropriately leveraging outside expertise. This is one where you don't want to undergun it. So we will be working with people who have advised others who have done this kind of thing before. And as I mentioned, it will be critically important that we maintain our focus and protect our existing business.

    Now, as difficult as product line rationalization is, perhaps what's more difficult is integrating a sales force. And so we have spent a lot of time and attention thinking about this problem.

    First, we've chosen our executives very carefully. As you will note, we're delighted that Peter Blackmore will be leading our IT infrastructure business. He leads in part the Compaq enterprise sales force today. Webb McKinney who leads the integration efforts leads HP's enterprise sales force today. And those individuals will clearly have to be working very closely together to integrate these sales forces effectively when we are permitted to do so.

    We are helped by the fact, as I mentioned earlier, that we have similar organizational models already in place. A go-to-market or front-end organization and a product development or back-end organization. And we're also helped by the fact that our sales forces are structured very much the same. That is, we have the same kind of structure around country management. We have the same kind of structure around what we would call customer business managers, lead account reps to a customer, and then product specialization and technical consult support underneath.

    That helps with the integration. Although there's no denying the fact that this integration will be complex, we think we've thought it through. And we think we are prepared for it. But we're very sobered about the fact that the value lies in how well we do this.

    At this point it is my great privilege and pleasure to introduce a great leader and my partner, Michael Capellas.

    MR. CAPELLAS: Thank you very much. And I will start off by saying to one of those people who absolutely wears their emotions on their shirt sleeves, that I am absolutely psyched and excited about the capabilities that we have.

    I'd like to take a little time now to talk about exactly what the go-to-market capabilities are of this great new company and exactly how we plan to service some of these key markets. And I think when you really start, the highlights are this is an absolutely unique company in its ability to approach the market and the coverage it has in the market. At the enterprise level we now have the ability to truly architect every enterprise. And as anybody who's ever heard me say before, we are at a fundamental shift in the technology of how we think about what the Web's going to do, what's the Internet going to do.

    It's about the next generation delivery situation. And virtually every customer that's out there. Having gone through sort of the hype and the power point of the Web is now thinking about how it actually rolls it out and makes it real.

    And this company is uniquely positioned to really let us do that. We have some architects. And when you think about the Web, it's a heterogeneous world starting with massively high parallel systems. We do that. Starting with best in class, data center capabilities. By God, we do that. Talking about delivery of content engines and world leading industry standard servers that operate at the edge of the Web. We do that. Storage, both massive on the high end managing large storage complexes and, as importantly, distributed storage in the SANS. And we do that.

    And then to link it all together with printing and imaging. The next generation which says that as we have this richness on the Web, people will continually want to think about how they image all this. Oh, by the way, we do that. And we do it awfully well.

    And finally, the services capabilities to bring it together. Roll in the next generation access and what you have is a company that is capable of architecting every enterprise and doing it in a compelling way with an absolute world class set of products. So if I sound absolutely excited about this, by God, why wouldn't I be?

    As Carly said, fundamentally, also we're a company that knows how to do partnerships. When this finally comes through and when everything is put together, we will be the number one partner of Microsoft, of Oracle, of SAP, of Intel and of countless other companies. And with that that brings a capability of a core competency of partnerships. So there's a couple of companies who'll be able to claim to do it. All but only one company will be able to say that we can do it all in a message that uses absolutely the best of breed in the entire industry. The core capabilities achievable for both of us.

    But it's not just about the enterprise. We'll also have a unique ability to scale down to small and medium business, a market where both of us have continually continued to grow. We'll be number one in industry standard product and the ability to tailor solutions and put those solutions together. And be able to deliver to the low end of the market. If I say low end, I mean the mid-market.

    And finally, on the consumer side we are clearly the product of choice and the complete consumer IT company in the world. With great coverage across all categories, including if you really look at the innovation in the consumer side at a time when the industry truly needs innovation, look at the new next generation devices and hand-helds, wireless, digital players, digital imaging, and music to killer AP, we continue to lead in innovation.

    And another thing as we talk about these cultural changes, there is no question both of these companies have unbelievable design capability. And we will, without doubt, have the best engineering in the business. Couple that with our capabilities on the brand to really extend the brand and our capabilities to really have an outstanding retail outlet, and what you have again is a combination that not only makes strategic sense, but has the capabilities to truly service every part of market.

    Take a look at a few numbers. As you heard, Carly said each of these companies will now be among the Top 10 in their segments in the IT world. Let's look at the numbers in the infrastructure. We have a $23 billion business. It is absolutely number one in terms of the infrastructure.

    In access device, not only personal computers but the next generation of how really redefining how people get to the Web. We continue to be number one at $29 billion.

    In printing and imaging and also the next generation of everything that will take to really put this richness of the Web from a digital point of view, number one in the world at 20. And an absolutely growing services company number three at $15 billion and growing very, very quickly. So you can hear the words about our capabilities and then you can see the numbers. And you can truly see the power to truly architect every enterprise.

    I think in the infrastructure side what is absolutely important when you think through why this is so compelling is to think about the complementary nature of the fit. And again, you have to think through it, of what we offer. Number one in fault tolerance in terms of our ability to do super scale. Great center complexity in being able to hit the edge of the Web. Access devices and storage and services. And what was amazing to us, as we actually said, of the two companies where are we strong, where do we need to continue to develop, went across the board market by market by market. The nature of the fit was absolutely incredible.

    We'll continue to have the best products across these categories. And it's not only the capability of this company and what we do today. It is the unbelievable capability of this company to look at and innovate for the future. We have the best and brightest of the design engineers.

    It also when it comes to selling, if you think about the nature of how people buy things, it's changing. People no longer want to buy the pieces and put them together. They want to buy the solutions which says you have a platform that can go horizontal, best of breed. And you have the expertise to not only put it together, I also like to say, keep it together and keeping it running. So the very, very strong customer service orientation of this organization continues to be one of its foundations.

    You'll see us with a commitment to continue to build to open standards, continue to look at partnerships. As you think about things like the explosive growth that dot-Net will bring from Microsoft, our ability to take that capability, lead it on the edge of the Web. And then integrate it to the back-end in terms of the data center, this is going to be a core competence and one of the real foundations about how people think about it.

    Also want to say there is no doubt with all that great stuff there's still our tremendous challenges. We have multiple architects we'll have to learn quick and get quickly across and be able to simplify our product lines. We'll have to use our engineering teams to continue to look at the product road maps and make sure they are clear, compelling and simplified for the customer.

    We know we'll face competition on a number of fronts, particularly on low end pricing and our ability to really drive to competitive positions in our volume products. And of course as we go through, we'll have to continually keep the customer in mind and continue to support the customer in all their projects without disruption.

    Some very clear action steps. Somebody will invariably say, "Well, when you announced your commitment to IA-64 and your Intel relationship to go across your product lines, gee, didn't that sound familiar?' "Yes." "Did you have any idea that you were going to do that when you started that conversation?" "No.".

    And so, in effect, what it showed was not only the fact that we now have a compelling architect which will unite our entire product set. But we're actually thinking in the same way strategically. We'll continue to look at our product road maps, but there is an unbelievable pool of intellectual property between these two companies. And you'll see us be very aggressive about not only inventing new things, but to also use that classic invention with that classic innovation and take them to market. And, of course, obviously, to unleash shareholder value. We know that these mergers must, in fact, reduce reporting costs and we'll drive very hard to get that done.

    On the access side a lot of people will say, well, jeez, look at your coverage in the PC market and isn't that a market that's suffering. Well, I have a different view. Anybody who doesn't believe that people will continue to grow on the Internet, that more and more people will access the Net and they'll access it in new and interesting ways.

    So the question here is not about where the PC business has been. It's about where the Internet access business will be. Across the board in creating new categories, across the board in thinking about the next great generation of video streaming, audio streaming, and yes, oh, by the way, we will ultimately get to the time when you can truly do voice commands on your access device. And you really will get to the point where you can do something other than hitting a keyboard.

    And my point is it's not about PC of the yesterday, it's about evolving the access of the future. And this is going to be a growing market. We have commercial leadership. We have consumer leadership. We will have the absolute leadership in convergence and wireless. And, of course, we also know that we got to continue now, in addition to innovation, look at changing the cost model and we will drive tighter costs, better inventory management and continue to unleash the power of this business.

    Clearly, there is going to be tough challenges here as well. We know this business is going through one of a lull that we've never seen before. There's competitive pricing. There is pressure from direct distribution. So the need to get out and really build a distribution model, continue to advance that distribution model is key. And we know we'll have to pull these multiple brands together. You'll see us drive hard on the cost structure. A lot of work being done on both sides.

    And one of the interesting things as you think about the potential of this company, remember, both of us have not been sitting still for the last weeks and quarters. There is an awful lot of work being done, will now start to show up of the work we've accomplished. And I actually believe and think the things we've done as we bring the companies together you'll start to see not only the benefit of what we will do, but the benefit of what we have done.

    Services is an absolutely golden opportunity. Think of it in a couple of different ways. This will be the world's largest, third largest services company with a huge install base, an unbelievably loyal customer base. And so simply the ability to take our profitable growing business, you can look at the numbers. This is already an organization that has size, it has scale, it has capabilities. And we are one of the truly, truly few companies that can do global service delivery.

    As you think about all the other capabilities, think about the global reach of this new combined company. It is staggering. I talked about overlaying product road maps and said, my God, look at the complementary fit as we went region by region. You can also see it allows us to have critical mass in virtually every geography.

    I was looking at Carly because we were sitting here going, okay, here's the product fit, looks great. Let's look at the coverage fit. It looks great. You saw the way that it complemented each other. And we went, you know, it's got to work. It's got to work.

    Another thing that you're going to hear a lot of companies say, they're going to be in the service business. Well, we have both been in the service business for a long time. We're not exactly entering in this service business. We have a huge experience curve and now we need to take it to the next level. And again you'll see us continue to partner.

    I also don't want to say there's not a whole lot of work to do. We have both faced the challenge of getting system integration front-end consulted. We've got to build here. Don't be surprised at all to see the two new companies continue to grow, continue to make strategic moves to bolster their front-end capability.

    The managed service business and outsourcing business will go through explosive growth. And we clearly have the capabilities just to create unbelievable market in the second. You'll see us continue to fill out our solution step. We are very strong in subverticals. For example, telecommunications, financial service, but you'll see us move into more.

    Obviously, the great advantage HP has in working/managing an area, Compaq has not been particularly strong in. One more time, the practices overlap. So what you'll see us do is aggressively go out and expand the capabilities. You'll see us continue to work as being, as Carly says, the partner of choice. Because when people come to us for solutions, not only will they see a company with capabilities, but one that's not afraid to reach into the outside world to say we can partner well to actually solve the customer's problem.

    Imaging and printing, the preeminent franchise. I will tell you that having been in this business a long time I am about to become much more knowledgeable about imaging and printing than I am today. But I can tell you about, this is a great business. This is an absolutely great business. A massive install business.

    And what's really important here, in my first view of the businesses when I saw, you sort of think of printing. Well, I want you to really focus on these words on imaging and printing. The Internet is about rich imaging. The Internet is about bringing richness to life. We no longer are putting dumb screens out there that are really ugly, photos, music. And the image to the Internet makes this a foundation of not only just printing but the ability to really take the next generation of digital imaging to continue to bring the world to life.

    And you'll see unbelievable engineering. It's a company with great intellectual property. And I think in addition to being just a great franchise, it's got the capability of one more time to complete the solution of bringing the Internet to life.

    I'll close here. If I appear to be extremely excited it's because I am. I believe that this partnership is a foundation that changed the industry. And to our employees and to our customers hang tight for the ride, because it's going to be an exciting one.

    Thanks for your time. Now I'd like to introduce another one of my new partners, Mr. Bob Wayman.

    MR. WAYMAN: Thanks Michael. And we are delighted to have you and your team to be part of our team on a going-forward basis.

    We really have a lot of big news here today. As is often the case, sometimes your boss goes before you and covers most of it. Now I have two of them in front of me to cover most of it. So I will be brief.

    This combination is compelling not only in terms of the customer prospect, the strategic proposition, but also from a financial and shareowner value point of view for sure. Through this combination we're creating a broader, more balanced and diversified whole.

    HP at $47 billion with its biggest concentration in imaging and printing combined, with Compaq at $40 billion with its biggest concentrations in access and enterprise, together $87 billion with a third of the company revenue in access, 26 percent in enterprise, 22 in imaging and printing and 19 percent in services.

    While access is the biggest part of the mix, it is growing, we believe more slowly than some of the other business segments. Importantly though there are real key growth opportunities within access that we think will bring us both growth and profitability in this important part of the business.

    As Michael indicated, together we are going to be able to have a much more competitive cost structure which will allow us to bring better solutions to our customers.

    As currently highlighted there are substantial synergies that will result from this combination. We've developed a detailed analysis of the synergy opportunities and you'll see a summary of them here.

    In admin and IT we look to reductions in corporate staff transaction processing personnel, work force support. And IT we clearly have the opportunity of rationalized overlapping IT investments.

    In cost to goods and services, real procurement opportunities will be debt-leveraged across a huge volume of procurement.

    In manufacturing and service delivery we have rationalization opportunities as well.

    In sales, sales management redundancies leverage across channel relationships. People who work with our partners or SIS. And, of course, in sales administration as well.

    In R&D, savings and increased efficiencies come from integrating our two important product development programs.

    I'm not going to go through all the numbers here. But as you leave that bottom line number of 2.5 billion, keep in mind that these are cost synergies only. In fact, we have offset what we expect to be the cost savings with some reduction in revenue as we go through the integration process. We do believe there are substantial favorable revenue synergies out in the future, but we have not built those into these numbers.

    Regarding the timing of the synergies, we're expected to see them roll out as indicated here about $400 million in the first year, 2 billion in ‘03. And then becoming fully effective at $2.5 billion on a run rate basis by mid ‘04. About two years after we expect to close the deal.

    Now, these synergies are substantial and they contribute to a combination which is meaningfully accretive. Depending of course upon the assumptions that you use regarding the combined earnings base, we believe that these synergies will result in accretion of 20 percent or more by ‘03.

    We assume no benefits from the synergy in the first quarter after we close this transaction. But we do see some small revenue losses as I indicated a amount ago. As a result, we expect the combination will be modestly dilutive in the first combined quarter and accretive thereafter.

    Here's a look at the combined operating model. In the first column you see simply the combination of the two companies' results over the prior four quarters.

    In the second column, our expected goals when the synergies are mature in ‘04. Efficiencies for revenue, we continue to believe that we can grow at or above the industry growth rates in each of the sectors in which we compete.

    We expect gross margin to end up in the 25 to 27 percent range. This is a function of both product mix as well as distribution channel mix. It's also impacted by what we think is better utilization of our manufacturing capacity as the economy recovers. And of course some synergies as noted.

    In operating expenses we expect debt ratio as a percent of revenue to come down to 15 from 17 percent. Here the effects of scale as well as the many operating expense synergies that I just mentioned will impact the result. But put that all together and you get an operating margin in the 8 to 10 percent of revenue range and a net margin of 6 to 7 percent, which reflects, by the way, a blended tax rate of the two companies which is higher than Hewlett-Packard's current tax rate.

    Important to keep in mind, we think there are opportunities for synergies in tax rate as we go forward as well.

    And then finally, expect to look at the balance sheet which is a key asset for the new companies as we go forward. Cash and debt are both in the $7 to $8 billion range with therefore net debt at virtually zero.

    The existing debt that we do have is largely related to supporting our customer financing assets. We believe this balance sheet strength as well as a strong cash flow generation that we believe will develop on a going-forward basis will allow us to make the necessary and critical investments in new product and service offerings, provides strategic flexibility for the companies, which we feel is extremely important in this environment where there are many opportunities, and as appropriate, allow for opportunistic share repurchases.

    All of this will result in a real and significant value creator as we bring these companies together. So that's it.

    Carly, turn it back to you.

    MS. FIORINA: All right. Before we open it up for your Q&A, let me just make two other comments. One, we've talked a lot about the benefit to our customers and our shareowners. And obviously we think those benefits are significant. But we think our partners, our employees and our communities will benefit as well.

    I think both Michael and I have talked about both of these companies' long-standing commitments to partnerships, and therefore, our confidence that we will become and indeed are already with this combination, the number one partner of so many important players in the industry.

    But as well, we share a common set of values about how you treat people. And that fundamentally is the bedrock of any culture. Both companies believe in treating people with trust, respect and integrity. We believe in creating opportunity for our employees. And both of our companies believe in the creation of performance-based meritocracies.

    I want to spend a moment on community because both of these companies have long-standing commitment to contributing to the communities in which we live and work. Both companies believe that the benefits of technology should be accessible to all, everyone around the world. And you can count on the new HP strengthening its already very strong commitment to the communities around the world.

    So I'm going to ask Michael and Bob now to join me up here and to take your questions. But we are truly excited about this combination. An $87 billion IT giant. Leadership not only across markets. By markets we mean consumer, small-medium business enterprise, we also mean regional leadership. We mean product leadership. A set of synergies that are compelling, but we also think are realistic and achievable. A set of synergies that we have planned for.

    We understand that we have a comprehensive integration plan in place. We've clearly got a great go-to-market engine. Michael mentioned many times as I think is absolutely right. Terrific IP portfolios. That both companies have a great brand.

    In sum, this is about not only creating a new kind of industry leader and building tomorrow's leader today, this is about building the new HP way.

    And with that we're going to open it up to your questions. We will start with taking questions here in the audience and then we'll go to the phones. We do have microphones.

    VOICE: Could you comment on branding consumer corporate? In addition, could you comment why is this good for your channel as far as, you know, what's their feedback right now?

    And finally, I wanted to be clear on 2002. You said basically the cost synergies will be offset by revenue declines so that net-net we're sort of kind of looking at no change in EPS and the synergies in Q3, and synergies in 4 questions actually. The synergies. The 20 percent accretion, that is with and without assumptions which share buy-back.

    MR. WAYMAN: I can deal with the last two right away. The $390 million synergy number for "02 included both the expected cost benefits in "02 offset by some small revenue loss that we think could occur in the transition as well.

    And in 2003, no, we have not assumed anything with regard to their buy-back. So to the extent we do end up using excess cash for that purpose, EPS would be helped.

    MS. FIORINA: Michael, you want to take the channel question?

    MR. CAPELLAS: Yes, I'll answer the distribution question.

    I think you have a couple of components to that to the traditional eight-part question. So let me sort of break it down on the commercial side. There is no question that we will continue to drive with a strong balance on both direct distribution as well as using our distribution partners. As you know, we use the same distribution partners in many cases.

    And so what you'll see is a continued evolution of the hard work we've done in growing out the direct distribution capabilities and that will become a single delivery engine for major accounts and for the large national accounts. And you'll see us leverage that out. We have capacity in place that we can use. This quarter on the Compaq side will be about 70 percent direct on PC distribution and so that will allow us to drive that.

    The secondary piece is that this will be absolutely good news for the markets we go with distribution. Because you'll be able to see snap products through on a single system. And so as opposed to the distribution partners now saying I've got to deal with everybody on two different methods, on two different purchase order systems, on two different receiving systems, there'll be some natural pull-through.

    And again, what you've been able to see us do jointly, and it's amazing when you look at the synergies, we have both been working with this snap all the way through and that's why our distribution parts have gotten a lot more inventory on retail. You will absolutely see us go to a convergence on the retail level. As I say, they are on both sides. Hewlett-Packard, if you look at the Compaq model has, it's grown up. A great job by HP in terms of really putting high velocity through on the retail side. So you'll see us leverage that.

    One more time, if you think about distribution, great, great ways of coming together in a complementary nature. Compaq's direct work and the work it's done there. A common share exercise in getting partners to reach that market and a single view of replenishment on retail under a drive to a single system as well.

    So one more time. And this is the heart of how the integration has to work. Very quickly, pick the best, go to the best. And get on with it very fast, okay?

    MS. FIORINA: On the brand question, HP will be the surviving brand. However, we will use Compaq's sub-brands that have power in the marketplace in a smart way, okay.

    Other questions here from the audience? Yes, John.

    VOICE: Thanks. Carly, I wanted to follow up on a comment you made basically stating we have more work to do in the services area.

    When you look at your service business, 62 percent of it is supportive, fixed. IBM is at 15 percent. It really means that you've got a lot of work in expanding that business.

    Can you talk about how aggressive you'll be in expanding it internally through organic growth versus external?

    And Bob, can you, as a second follow-up question, Bob can you talk about the tax rate? It's not included in any of the forecasts. And you gave a $2.5 billion forecast for savings. How much of that is people versus synergies?

    MS. FIORINA: Okay. On the services question, as I think most of you know, both Compaq and HP have been aggressively growing, internally for the most part, both our consulting and outsourcing capabilities and we need to continue to do that. And you'll see us continue to do that. I think it's fair to say that as well we will be looking for strategic opportunities to go outside to bolster that capability.

    On the other hand, we need to be realistic. We have a massive integration effort that we're undertaking here. We can't bite off more than we can chew. But I think it's fair to say over the next 12, 24, 36 months, we'll continue to ramp up our internal capability, look for strategic opportunities and watch the space over the next couple of years.

    I would also not want you to underestimate, again, this power of choice thing. If you think about the combination of these two companies and our opportunity, for example, to partner effectively in the marketplace with the company like Accenture, with a company like PWC. We think that combination is fairly compelling.

    Just a final point I would make. And Michael may want to add something here. I think there has been a little bit too much sort of downplaying the value of a support business. Yes, the support business doesn't have the same growth opportunities as consulting and outsourcing. But I'll tell you what a support business does if it's a good one, it gives you great entree into customers. You're in there every day. It gives you an opportunity to build on great relationships and great expertise.

    MR. WAYMAN: John, the tax rate question, there are no synergies modeled into that tax rate. I believe it's about a 26 percent tax rate. That is in that 6 to 7 percent net model which is a mix of the two companies. As we come together we do believe there could be opportunities to take, you know, the international manufacturing strategy that HP has used so well to perhaps drive tax rate a bit lower. But we're not ready to commit at this point.

    VOICE: Where do you get the 26 direct?

    MR. WAYMAN: I don't know the answer to that yet. I think that's probably aggressive. But we really need a little bit more time to understand how this all comes together. Synergies, about three quarters of the synergies that you saw there of the 2.5 billion relate to people. The other quarter relates to procurement fundamentally.

    VOICE: Okay.

    MS. FIORINA: Yes. Oh, I'm sorry. I'll come back to you. I apologize.

    VOICE: Just two things if I could. Just if you could give us a sense in terms of the transaction itself, are there any collars, one way or the other, any limits, any time limits, any constraints in terms of pricing, any limits one way or the other that are in the deal?

    MS. FIORINA: It is a fixed exchange ratio.

    VOICE: Minimum, maximum, anything like that?

    MS. FIORINA: It's a fixed exchange ratio.

    VOICE: Is there any point in terms of the antitrust to take a certain amount of time that deal with expiring, like that?

    MS. FIORINA: All of the details of the transaction will be filed—

    When are we filing the joint proxy, Bob?

    MR. WAYMAN: I don't recall the exact date, but next month.

    MS. FIORINA: Fundamentally we have planned no antitrust review process that's, you know, in the six to nine-month time frame.

    VOICE: And lastly, just in terms of maybe give us a sense, you know, the background, how this sort of came about, what the thinking was. Give us how long have you been talking about this. What was the final trigger?

    MR. CAPELLAS: It started off actually with a conversation around in addition to the relationship that we described. Sort of an informal one, building, started really around a conversation Carly calling me on some licensing issues relevant to some intellectual property and go-to-market stuff. And as we started to think about, well, if we license this, there's some in the marketplace. But boy in the world of the Web, it interacts with this.

    So what started here, started to go out and it came from sort of a natural outflow to starting to look at how the pieces fall together. All you have to do is go down their product line, our product line and our geographies. And you started to see it go pretty quickly. What's amazing, we started about thinking, licensing to intellectual property in some spaces. And it just, boom, went like that. Well, it just got bigger. And everybody's going to say when did the light bulb go off. Well, I think it just started. And it was almost like an avalanche and a snowball. Just started building, building momentum. And at the end of the day you look at it, it makes such logical strategic sense. It just sort of built.

    MS. FIORINA: The only thing I would add is, you know, both Michael and I and our teams are competitive people. And when you're a competitor you watch what the other guy's doing. And I've been watching Compaq for some time. And I have known for some time, as I think Michael has because we've shared this, that these companies are talking about the same direction, the same vision, starting to make the same kinds of choices in terms of technology, in terms of organizational structure, in terms of how we deal with customers.

    VOICE: Thank you.

    MS. FIORINA: Then the gentlemen up there that I missed.

    VOICE: I have three questions. I'll be upfront about it. The first one is—

    MR. CAPELLAS: A, B and C, right?

    VOICE: Yes, that's right.

    The first one is if you can just clarify the assumptions for revenue expectations for fiscal year '02 and '03. If we were to take your separate plans together today, add them together for a pro forma for fiscal year '02 and '03, is the new company expected to have higher or lower revenue in '02 and '03 than what the summation of the individual parts would be today?

    MS. FIORINA: Okay. Bob.

    MR. WAYMAN: So the plan that you saw here with the accretion references, the operating model, et cetera, assumes slightly lower revenue than the separate plans in both of those years. As I said, we have not built in some upside revenue synergy which we think would exist. Probably more likely in '03 than in '02, since we won't have that much time together in '02.

    MS. FIORINA: So put another way, it is not our intention to lose momentum in the marketplace. But in keeping with our desire to be realistic here, we think it is possible that there will be some revenue loss in 2002, as well as in 2003. And so we've modeled that in. And while we believe there will be substantial revenue accretion going forward, none of that is built into these numbers.

    VOICE: Is the model, the revenue decrease more than 5 percent, more than 10 percent, Bob?

    MR. WAYMAN: Yes, I'll comment. No, it's not less than 5 to 10 percent.

    VOICE: It's not less than 10 percent. So it's more than 10 percent?

    MR. WAYMAN: No. Revenue is, it drops by less than 5 percent, yes.

    VOICE: The second question is it looks like you have about a 12 percent reduction in expenses, about 2 billion in the 2.5 billion ongoing basis seems to be expense related as it goes to cost to goods sold. That's about 12 to 17 percent on your $12 billion combined rate. Can you benchmark this?

    Obviously, the debt integration, Bob, you were around for Apollo. Can you comment on, you know, what the reality check here that suggests that this is realistic. Because it's a big number, both in percent and in dollars?

    MR. CAPELLAS: We obviously did bench marks, not only against our own experiences that we've had plenty of real firsthand experience on that, but also on others within the industry.

    Also look at some pretty interesting numbers outside the industry. The reality of it is if you look at the absolute number of people that are in those synergies, we believe their models conservatively.

    Now, we're not going to get out ahead of ourselves. We intentionally went conservative on the plan. So what you never want to do is get out early on an expectation you can't meet. So if you look at the number at the end of the day, you're talking about 15,000 people out of 150,000 baseline on the employment synergies.

    And so I think they are models conservatively. And it's exactly where we want to keep them. Not to exceed those, get out in front of ourselves. So I believe they are absolutely achievable. I believe if you benchmark raw numbers it's probably on the conservative side.

    MR. WAYMAN: I think it's on the conservative side. And keep in mind here how much overlap there is in our product development, go-to-market, et cetera strategy. So there it's pretty achievable if you can get that kind of expense structure out of it.

    MR. CAPELLAS: There's one more I'll add to it again just on absolutely. We at Compaq have taken 8,500 people out, some of which are expressed and you will see the results in our R&A, P&L. And I'll let HP comment on their own own activities as well. About a lot of that rolls going forward into forward-looking P&L. But a lot of that if you add up the joint reduction forces of the two companies announced, it's 15,000. You add to it another 15,000, you have 30. Obviously, some of the first 30 is reflected in P&L, but not a lot of it.

    So you have the forward effects of the actions taken. It's not exactly like either one of us has been standing on our hands. And if you think of the new partner, I think you probably get that expense reduction is rationalized on a mathematical model.

    MS. FIORINA: If I can talk just to you about model. We talked about having a pretty comprehensive first pass integration plan before we called in bankers, before we put together a comprehensive integration plan, we put together a pretty comprehensive business plan. So each of us worked with McKinsey and Accenture to lay out what would this look like. So we've done a lot of work and a lot of planning and a lot of detail before we ever said this is a transaction we're prepared to do. We have, if I can go—I'm sorry, one more.

    VOICE: One more.

    MS. FIORINA: Yes.

    VOICE: I get the final one. Just is how do you respond to potential critics who might say, look, this is clearly a cost focus deal, but have you really decreased a strategic issue here? Which is both of you have really been plagued on the low end in commodity oriented markets by Dell. And both of you have arguably been plagued at the high end with Sun and IBM who priced more integrated and higher availability solutions across a broader set of customers and platforms.

    Why do you feel that this merger necessarily other than providing you with some scale, but fundamentally, you know, just reinforces your strategy which some may argue is kind of in the middle, you know, what strategically does this change vis-a-vis those two important matters? And that's the end.

    MR. CAPELLAS: If you look at where, first place you accept that the future of the industry is in the ability to link best of breed products that perform specific functions in the industry. And that's where everybody is trying to get. And if you look at any shop is architected, that's where it goes. Let's get to a level, high end fault tolerance. Running extensions, huge volume. That certainly sounds like it to me. World class Unix with the data concentration and the interaction of those two.

    If you go into it you will see a Himalaya running huge data stores surrounded by a series of Unix high databases. That makes sense to us. You then extend it out. And what you need to do to that is spend out to clustering capabilities. Sounds like Compaq. World class clustering capabilities. Number one position in SANS, really great work being done on both sides on virtualization on the software side. Putting those two together you have got an unbelievable storage point.

    Now, you say what's missing. Some interoperability middle layer. Certainly sounds like system management's from open view to me. Extend that out with some really yet to be seen in the marketplace work on some business object, works around the middleware components to tie it together.

    So you have if you look at the overlay it is unbelievable from a market point of view. Now pull it together with middle work. Now there's only one other company that can do that. The difference is we're not doing that on a purely proprietary across the board. You have to give me your entire infrastructure. We're putting that together with the best breed series of products that can be tied together. Missing component, add the services layer.

    So on the high end the story is absolutely compelling. And even if you think about that, you got one more compelling story. It allows you to go into the entire install base and simply extend that. If we do nothing else but use these capabilities but to extend our install base, you've got a great story.

    On the low end there's no question this is going to be tough to get off of it. Cost models, we're going to have to do very, very strong actions in. And here's a case where we believe there are cost synergies to be had. You have to get after them quick. And there's an indication again on the high end there's more of an extend out your capabilities. On the low end it's about driving a superior cost performance. And so, you know, from a strategic point of view I think it's absolutely compelling.

    MS. FIORINA: I can only add two sentences. And that is, we think, obviously, this makes us a more effective competitor and clearly a more effective partner. And for those who don't believe it, watch. Okay?

    We now have Laura Conigliaro on the phone. Good morning, Laura.

    MS. CONIGLIARO: Quickly because it was hard to really hear your answer, Bob.

    Could you please clarify, repeat the question, the answer that the assumed revenue drop I think you said it was less than 5 percent. Did you say for one year or the other year? I wasn't sure. And then I have a couple of questions. So maybe you can just clarify for me first.

    MR. WAYMAN: So what I said was that the revenue decline we've assumed in this model is less than 5 percent for both years.

    MS. CONIGLIARO: For each year.

    MR. WAYMAN: For each year.

    MS. CONIGLIARO: My questions are the following: A few things, first of all, on the procurement side what areas do you think represent good opportunities for further component discounting. Particularly, I know the volumes are going to be huge. But particularly in this kind of a market where there is such dramatic discounting going on, at least as far as we can see.

    Also, you indicated, Michael, that you've already done quite a bit prior to this announcement. Maybe you can give us some idea—and when will you be—what will you be actually able to do prior to the actual combination taking place in the second half of fiscal '02.

    And finally, I don't know whether you've talked to any of your key enterprise customers yet, but whether you have or haven't, how will you keep them satisfied during a transition period that's going to be, if anything, even a little more difficult or disruptive potentially than what it would have been for each of you separately?

    Thank you.

    MR. CAPELLAS: Excuse us. We're going to huddle for just one second.

    MS. FIORINA: Let me start with the customer things because it's critically important and it's one of the reasons why the sales force integration as well is important.

    Obviously, it is one thing to rationalize product lines on paper. It is another thing to build transition plans for customers that protect their investments and protect the value that we've delivered to them. And so, we are going to be very careful about that. And it's one of the reasons, frankly, why we will not be making broad announcements too early about surviving product lines. Because we need to have the customer transition plans in place.

    Obviously, realistically, this week is simply all about getting our employees in both companies adjusted and aligned to this new news. But rest assured, the heavy lifting of trying to think about and plan for, we cannot truly begin integrating until we have approval, but plan for the integration of the customer level will be key.

    MR. CAPELLAS: Laura, to get back to your question, and I'll repeat the question, in this market it's not exactly like you're scrambling for parts now. How much lower can the pricing go? Because component pricing is already at bottom. And that is absolutely correct. But the cost is not in the individual components. Between 18 and 20 percent of all your costs are logistics. And the logistics can absolutely be rationalized.

    The second thing is, even though that is interesting, the real cost savings comes from designing standard subcomponents and actually using fewer components. If you look at the product lines and the capabilities through design rationalization, what you're going to get to is combining standard subcomponents across multiple platforms and then reducing logistics. So those are the two components. It's not a piece part by piece part. It's not a pay $5 more for a particular component. It's logistics and common use of standard subcomponents which I think drive.

    MS. FIORINA: I'm sorry. Just to add, I think it's important that naturally what people will think about when Michael talks about logistics, supply chain, what people will naturally think about all that applies to the computer side of the business and it clearly does. But our ability to drive a more effective logistics and supply chain model is hugely beneficial to our printing and imaging business as well.

    And one of the things that I think is also beneficial to our printing and imaging business is joining forces with a company that really understands how to play effectively at the low end. Which for those of you who follow our imaging and printing business know it's a copy opportunity for us. So think about that low kind of set of efficiencies and applying across the portfolio now, not just on the computing side.

    MR. CAPELLAS: Absolutely. Let me just finish the last question, the very specific question.

    We had committed to 8,500 force reduction of which 5,500 is complete, to absolutely answer your question, Laura.

    MS. FIORINA: We have Danny Kuntsler on the phone from JP Morgan. Good morning.

    MR. KUNTSLER: Good morning. Two, three things. I notice on the slide an estimate of savings in the area of IT. Focusing on the IT for just a second, do you have any answer how long it will take you to integrate the activity, how much it might cost?

    MS. FIORINA: Daniel, I'm sorry for interrupting you. We're having a real hard time hearing you.

    MR. KUNTSLER: I'm sorry. Is that better?

    MS. FIORINA: Daniel, I'm sorry, we're having a very difficult time hearing you.

    MR. KUNTSLER: I'll get back on the Q.

    MS. FIORINA: Okay, thanks. When you come back we'll open it up.

    Question here from the audience way in the back there.

    VOICE: Questions. Can you talk some about any product divestitures that you do have planned? There's clearly a huge amount of overlap.

    And then for you, Bob, when you talked about the synergies in terms of cost savings, you talked about them kind of by line. Can you maybe talk about them maybe in terms of the four operating entities that the new HP will comprise?

    And then, finally, Carly, when you look at the mix here, I guess from a strategic standpoint it seems like you are willing to have a higher exposure in terms of your overall PC sector, when in the past couple of years that had been a problem for the industry in general.

    From a shared standpoint are you looking to gain share in the PC sector or basically to harvest share with the larger business?

    MS. FIORINA: Okay. Another complex, multi-part question here.

    In terms of are we prepared to do divestitures to capture the value of this combination? The answer is absolutely yes. We think we have a good idea about where those make sense.

    You know, Tom, that HP has been pruning its portfolio already and will continue to do that. But as I tried to indicate earlier, we're going to be very thoughtful about how we expose those pending divestitures or decisions about product line rationalization to the marketplace to be sure that we've marketed it through with our customers appropriately ahead of time.

    But I think one of the impressions you should get from the comments that both Michael and I have made about fairly comprehensive integration plan, pretty comprehensive business case done before we ever decided to move ahead here. We have a real clear idea of how we're going to get this done and what are the surviving product lines, and which, perhaps, are divested.

    MR. CAPELLAS: Can I? I'll comment on market share there. I encourage you to look at the PC market share numbers in slightly different ways going forward is, one, as opposed to discounting basic desktop units, start thinking about the entire mining share around access devices, wireless, hand-helds, digital imaging, extension of the next generation devices.

    And so the idea is to gain an increasingly larger share of what is the next generation access devices and not worry so much particularly about sort of just traditional standard desktop, standard based boxes, we like to call it.

    So as you look at this business there's an awful lot of interesting parts of it which is why I think we've got to be thinking about differently. One of the things I'm most excited about, collectively, this really gives us the ability to really think about the business of Internet access in a little bit different way.

    MR. WAYMAN: To the questions of synergies by business. Let's pretty much put imaging and printing aside. That's not where most of the action is here.

    And some of the synergies like Admin and IT really span functions that support all of the remaining three. Beyond that, PCs and industry standard servers would be an area where we have substantial overlap and expect to see significant change. Enterprise space a bit less and services a bit less.

    VOICE: So in terms of the overall cost synergies you're expecting, I would infer from those comments, that primarily they're going to be coming out of the various different PC businesses at this point, or at least the majority of them do.

    MR. WAYMAN: When you say "the majority," I would say the intensity is greater there than the rest. There will be some institutions like procurement and Admin and IT will affect all the others.

    VOICE: Thanks.

    MS. FIORINA: I think that before we wrap up here, I guess the last thing I would say because obviously the PC business is an important topic, it's an important piece of the business that we're putting together and it's a business that's gotten a lot of attention lately, we hope that we've demonstrated this morning that this combination is about so much more than the PC business.

    But I think as well, it's important, Tom, to your question to understand that we have examined all alternatives independently and collectively. We've examined the alternative, well, why don't we just get out of the PC business? But it doesn't make sense to get out of the PC business. It doesn't make sense to get out of the PC business because, as Michael suggests, there is growth and opportunity left in that business. It doesn't make sense to get out of the business because I think people lack an understanding of what the business really is.

    Fundamentally, it's more about brand and distribution than it is about manufacturing.

    And third, it doesn't make sense to get out of the business because it's an important part of a solution bundle. An important part of a solution bundle in the consumer space, particularly with our printing and imaging franchise. It's an important part of the solution bundle in small and medium business. And it's clearly an important part of a solution bundle. And an entree from the commercial desktop into the rest of the enterprise. But don't think we didn't look at it carefully. We did. We think it's the best choice and we think it makes us a much more effective competitor.

    We appreciate very much all of your attendance today. For those of you on the phone, thank you for joining us. There'll be lots more opportunity here.

    Bob and Jeff will be taking a lot of questions as the day goes on. Thank you for attending. We think this is one great day for the people of HP and the people of Compaq. Thank you very much.

    The following is a transcript of a question and answer session conducted with members of the media by Carly Fiorina, Hewlett-Packard Company's Chairman and Chief Executive Officer, Michael Capellas, Compaq Computer Corporation's Chairman and Chief Executive Officer, and Robert Wayman, Hewlett-Packard Company's Chief Financial Officer.

Announcement of the Proposed Merger

By

HEWLETT-PACKARD COMPANY
and
COMPAQ COMPUTER CORPORATION

September 4, 2001
11:00 a.m.

The Equitable Building
Auditorium
787 Seventh Avenue
New York, New York

    MS. FIORINA: Good morning, everybody. Is this what you want?

    MR. CAPELLAS: How are you? You want us to look this way? We'll give you a look.

    MS. FIORINA: I hope all of you know by now that Michael and I have announced this morning the merger of HP and Compaq. We think this combination is truly compelling for customers, for shareowners and represents an entire opportunity for our collective employees as well. What we'd really like to this morning is take your questions. So without further ado, let me open it up here. We'll take a couple from the floor and then I'll go to the phones. Yes, sir.

    PUBLIC SPEAKER: I'm Patrick from BBC.

    MS. FIORINA: Hello, Patrick.

    PUBLIC SPEAKER: Hello. In light of the GE/Honeywell, have you done specific lesson about European regulators, do you have a team in place to deal differently with Brussels? What is the strategy and what do we learn about this difference given it's about competition, your competitors in Europe and about consumers in North America and finally do you like Mario Monti? Do you respect Mario Monti?

    MR. CAPELLAS: Absolutely to the last question.

    MS. FIORINA: Let me start with, I don't know about Michael, but I personally have never met Mario Monti yet. I look forward to doing so in the very near future and actually am planning a trip to visit him in the next several weeks when it's appropriate but I certainly respect him.

    I think we have learned the following: One we have studied this matter, I think, exceptionally carefully. We have had a joint team working on antitrust—joint team of lawyers working on antitrust trying to understand this for many weeks now. We intend to be very cooperative with the European Union and look forward to working with them. We think this is an industry frankly that's quite different from the industry that GE and Honeywell were participating in. This is an industry with millions of customers, not a couple. It is an industry with very low barriers to entry, particularly the PC and low end of the server business. It's an industry with intense competition as is clear in Europe and the United States and all around the world. So we think there's some fundamental differences but that is not to say that we won't be working very closely with them in making sure that we can comfort them that this is pro-competition and pro-customer.

    PUBLIC SPEAKER: Just as a follow-up to that, have you looked at any business in particular? Is there anything that where you sense that there could be some issues going forward? Have you gotten any indications yet from them, and then secondly, could you talk a little bit more about the 15,000 job cuts? How many are coming from Compaq, from HP? Do you have some sort of geographic breakdown? Obviously Europe, Asia. Sorry, Caroline from Reuter's.

    MS. FIORINA: First, I think it's fair to say that we have not had discussions yet with the regulators. We just announced this very early this morning. So it would have been premature to begin those conversations. I think it's also important to recognize that shares in all of the businesses in which we compete are very volatile. They're moving around all the time and reflective of the intensely competitive nature of the industries that we participate in and the product line that we have. But as I tried to indicate earlier, we have thought carefully about how we can ensure that this merger is pro-competitive and we have some thoughts there and I'm sure we'll be looking forward to filling those thoughts out as we work in a cooperative way with the EU as well as regulators here in the United States. You want to take on the employee question?

    MR. WAYMAN: With regard to the headcount reductions that I mentioned within the synergies, we do not at this point have a quantitative or geographic breakdown. If you saw the functional breakdown, you realize that things like admin and sales are really around the world. Those functions exist everywhere. Certain others such as production and R&D are specific to and where our locations are. We're not ready to put a quantitative geographic answer out yet.

    PUBLIC SPEAKER: Steve Burks, CRN. Carly, could you talk a little about both companies are putting together rules of engagement right now for their partners, and HP in particular is putting together a hard product and services that's very precise and clear? It's a lot different than the Compaq Plan. Could you talk about which of those plans will take precedence in terms of the rules of engagement, number one, and then could you talk about how you plan to merge the two channel organizations and who will oversee that?

    MS. FIORINA: Okay. The answer is not yet on all of those but I think it's important and then I'll pass it onto Michael here. I think it's important to recognize that until we have full regulatory approval, we must continue to compete vigorously as stand-alone companies in the marketplace. And so Compaq's approach to the channel will survive until we have regulatory approval and HP's hard get program which is working well for us, will absolutely survive. We will remain focused on it, again, until we have regulatory approval.

    PUBLIC SPEAKER: Can you talk about your philosophy, Carly, on the services and how the partners are going to play versus the services organization and maybe, Mike, could you do the same thing just philosophically?

    MS. FIORINA: Well, actually I'm going to pass it to Mike because I know he'll say something that I agree with it.

    MR. CAPELLAS: There's no question that, as we look at first place, it's one thing that I'm particularly pleased with. If you look at both organizations at the end of the day our relationship with all of our channel partners is—we know it, they know it, we collectively worked on it—collectively we are going to become more efficient.

    If you look just at a simple time like the past four or five months, the work that both companies have done to drive velocity through our channel partners is just remarkable. Now, one of the reasons why we've done that was because we both had to. And if you look at, for example, if you would just benchmark the level of inventory that's carried, it is down about 40 percent with both companies and so this is just goodness for the marketplace. So one thing I feel very good about the model is that it's a great way to say we are extending reach and we're doing it with a velocity model that makes sense, huge progress on both sides. If you look at what we're both doing, we've now gotten to this concept of auto-replenishment—which by the way both sides were doing some hard numbers. Collectively, add the two together, we are collectively doing $30 million a day in auto-replenishments—of the two. This is—you know, auto-replenishment is up.

    What are the high-level messages? We've all got the same philosophy about efficiencies. We both need a lot of work. We'll combine that and we'll continue to make it even more efficient. We'll drive lower inventories down and that's good news for both of us and collectively we know that's the best way to do it.

    PUBLIC SPEAKER: Any message for channel partners who might be fearful of the conflict?

    MR. CAPELLAS: I believe the channel partners should say we all collectively know that inventory is the enemy. Velocity is the friend and we are collectively going to do that together. Second thing I know is, while we both do it, we both do it in very different systems, procedures, EDI messages, you name it, and there is a pure administrative efficiency in doing it once. The other thing this is going to do, which is huge, the other enemy is the number of SKUs and products that are carried. This will allow us to dramatically simplify the products that it sells, which case, you get one more time. It creates the next enemy which is obsolescence and imbalance between supply and demand.

    So all good news. Now, one of the tricks here is we're not particularly ready to announce it today. We've done a lot of work on the systems side and I think you'll see some real improvements on the system.

    The services question, I once again don't believe this is necessarily a question of conflict at all. We do different things because we reach different customers. There is no question that the ability of the channels to one be vertically oriented. Create specific solution sets and then be able to service those on a very, very broad basis. We'll continue and that will continue well.

    What collectively we have not yet, either company, done as well as I would like—and I don't think we'll get much disagreement—is actually have package solution sets that you can take out of the box and, boom, be able to service that. So this whole concept around solutions, you heard us reference complete solutions for a small, medium business. This is the home run for the channel. It's got to be better.

    MS. FIORINA: Bottom line, hang with us. This is going to be a great merger.

    We're going to take a call from Tom Power on the phone from the Houston Chronicle.

    PHONE CALLER: Thanks very much for the time. Forgive me if I get this wrong. My understanding when it comes to manufacturing: Compaq has done more in developing a direct model than HP has. The impression I've gotten over the years was HP has done more on the outsourcing side.

    Second case, I guess, is the current Compaq capability going to be able to handle the combined companies? Is that going to expand? Talk a little about the actual making of the machine.

    MR. CAPELLAS: The first statement was from Tom Power from Houston, that we—Compaq, on the Compaq side—we've done more on the direct model capabilities and HP has done more on the outsource manufacturing and I would absolutely agree on both statements. In fact, it is one of the first things we noticed as another one of those great complimentary things. We have capacity to drive more direct volume where we need it from major accounts and we'll be able to leverage the capability we have, and this will be a good thing because factory utilization in our direct capability will go up.

    We are very pleased with the service level agreements and so, this process, we have spent a long time with this. We're also very, very pleased with our ability to use those capabilities to drive cycle time to the channel now. I just was talking about velocity. We are now sub—we are under four days fulfillment to our channel partners. So I mean it's not just direct. It's also the ability to go direct to the VARs. This will be a good thing. We will use and we will drive more business to those engines and we will get improved velocities.

    At the same time, and Bob was referring to it this morning, there is a very solid outsourcing model which has been used very effectively by HP. It allows you to flex your manufacturing. And that's at the core components. On the sub-component level it works extremely well. It is also very tax-effective. We already announced that we would be going to more outsourcing in Houston of the manufacturing model. That is not yet to be fully executed but it has been announced. It's already inclusive in forced-reduction numbers that have been previously reported, but the model we will use is the method of which HP very effectively outsources its manufacturing capability.

    Again, numbers in terms of forced-reduction on the Compaq side have already been announced and that's well underway. But the model works very well. So the net result is you get direct distribution capability both for your end customers and for your VARs absolutely. You've got an outsource model that seems to work very well, absolutely. Use the best of both worlds.

    MS. FIORINA: I'm going to ask Toby Elkman from an advertising agency.

    PHONE CALLER: Hi. Congratulations on your news.

    MS. FIORINA: Thank you.

    PHONE CALLER: I wonder if HP, and Compaq for that matter, both individually, you've worked very hard to raise your brand, you've spent lots of money in doing that, and I wonder what the future of your collaborative marketing and channel efforts are going to be. Will there be an effort setting up of a central marketing organization? Who will run it? Sort of what your interim, your transition, plan for this—for the marketing.

    MS. FIORINA: Okay. First, we are not going to be announcing today our complete structural plans around marketing. That will be coming over the next several months. But let me talk a little bit about the spend which is what you're referring to. First, I'll repeat that HP will be the surviving brand but we're going to use the sub-brands of Compaq smartly. When I mentioned to the analysts that we were talking with earlier today, that we had done a fairly comprehensive business plan around this combination and a fairly comprehensive integration plan around this combination before we ever called the bankers in to actually do a transaction. One of the things in that process—by the way, we did that because we knew we needed to be clear-eyed and sober about how to get this done—and the fact that this was going to be, well, an extraordinarily exciting and powerful combination, also a combination that was going to take a lot of hard work.

    Having said all of that, one of the opportunities for synergy that was initially identified was, well, you could stop spending as much on advertising and branding because you're going from two brands to one. And we actually rejected that synergy and said we don't think we'll be spending less. We think it will be important for us to spend the right amount of money to transition these brands effectively, to position the combination effectively, to make sure our customers, our partners, and our employees understand what we're doing here. So you should not think about branding or advertising or marketing synergies as being in the numbers that Rob has talked about in terms of spend-around messaging.

    Yes, there is synergy around how we go to market through channels which Michael has talked eloquently about, but in terms of the branding and advertising messaging, explaining this combination and making the appropriate transitions we think we need to spend as much as the two companies have been spending to date.

    Okay, we'll take one more, Bruce.

    PUBLIC SPEAKER: Okay. Thank you. Would you be doing this deal if you didn't think the technology business was stabilizing? Should we infer anything about what you think about the state of tech spending? And if tech spending, if the lights go out again, to recall that phrase, does this imperil this deal?

    And what was the tipping point? I know we couldn't pin you down before, but was there a tipping point, a Eureka moment, for this deal? What made you decide this was going to be a merger, this was not going to be just some sort of technology alliance?

    MS. FIORINA: Okay. We'll kind of do a pas de deux here.

    I think, first, that there is not a event or a trend in the marketplace around technology spending that would cause us to say this deal doesn't make sense. This deal makes sense, frankly, in good times and in bad. I think this deal perhaps makes particularly good sense in tough times for technology because what those tough times are illustrating clearly is that there is an opportunity to get more cost-effective and efficient. There is an opportunity for us to create a lot more synergy and value for our customers and as I said to the earlier meeting, I think what the economic down—people have asked why is technology getting hit harder during this economic downturn than other industries? I'll tell why I think it is. Because I think there's something else fundamentally going on in how customers view technology and how customers purchase technology. And what customers are saying, and what is being amplified by this downturn, is: I want something different, I want more value. I want more choice. I want more options. The truth is this, I haven't gotten enough return on my investment.

    So we think it's a great time to do it but we didn't do it because of the economy. We did it because we think together we can offer what customers really want and do it very effectively.

    MR. CAPELLAS: I would absolutely echo that. We absolutely took very hard questions of ourselves because that is the rational question when you start to say, okay, this is really going to happen. Now, are you doing it—does this make as much time in really good times as it does now? And I think both myself and our board, both boards, the management team said, absolutely this makes strategic sense. And so that's it. So you got to admit it is easier to do when times are tough because you have impetus, you have drive, and it gets you there. So while it is absolutely the right choice in good times or bad, it's probably easier to execute in tough times because you're focused on getting it done.

    The second one is, I absolutely agree with what Carly said. This is all about customers are going to buy things differently. There's a part of the story that I don't believe is written long enough is customers are really stepping back and saying, I invested in this idea, I went through this great internet bust. Now let me really think about what I need to do and I want to do things differently. And that's what we keep saying. They don't want to put the pieces together. They want to buy IT as a utility. They really want a trusted partner who can do it all and there's only going to be a couple of companies that are going to be doing that and we are absolutely one of them.

    MS. FIORINA: The last thing I would just say, Bruce, to your Eureka moment. I actually don't think, at least for me, it wasn't a Eureka moment. It was a gathering momentum. It started 18 months ago when I think both of us thought, you know, we think a lot alike about a lot of things. It was sort of a flashing light in the back of I think both of our brains about 12 months ago when we saw how much our visions, you know, when we look at each other's material. We go on the web and say what is the other guy doing? What's the message? You know what, it was really a lot to say. Then we started seeing each other take the same moves in the market. And so I think it was a gathering momentum that began with a phone call from me to Michael about let's see if we can do some licensing work together. And the further we went, the more sense it made, the more planning we did, the more confidence we gained, that, yeah, this is a big damn deal but we can pull this off.

    MR. CAPELLAS: Yeah, and it really— the chemistry of the whole thing is extraordinary. The ability to have really very, very frank conversations and they were easy. They were never strained. What's extraordinary is, I mean, this is a big deal. So there were some tough moments. There's interesting negotiations, but there was never any real strain which is almost extraordinary, absolutely extraordinary.

    MS. FIORINA: And with our teams as well. You get a good sense when you're going through these things. We had worked on a couple of things previously. Michael and I had put together the first public exchange for the IT industry. And you watch how teams interact because if it doesn't happen naturally it's not going to work. And it happened naturally.

    MR. CAPELLAS: On that point we had three teams—quite a number of teams but there was a technology team of these folks who were just having a good old time. So that was working really well. There was a finance team which had extraordinary chemistry. It was absolutely— then we had communications team that was actually able to—so that's the point when you step back and say the economics are clear. The strategic fit is clear. Will the chemistry and the culture work? And when you actually can watch it is when you sort of say, yeah, this is actually going to work. While the teams weren't huge, they were some of our best and brightest as you would hope and they got along really well.

    MS. FIORINA: We're going to take a call from Peter Brennan of Bloomberg News.

    PHONE CALLER: Thank you very much. I appreciate it. Now, you say that the newly merged company will have 15,000 job cuts. Now, how many employees will your companies have after the job cuts—and your press release says you'll have over 145,000? I just want to be clear on that.

    And the second question is, can you give the actual dollar amount for what you are projecting for revenue for 2002 and 2003? And the name of the new company will be Hewlett-Packard, is that correct?

    MS. FIORINA: The name of the new company will be Hewlett-Packard. You asked if we were going to give specific revenue numbers for 2002 and 2003. The answer is no. But I think as we indicated earlier, we have modeled some revenue loss in 2002 and 2003. We have modeled no revenue upside and, Michael, you want to talk about the headcount question?

    MR. CAPELLAS: Yeah. I think the numbers go like this. If you take already-announced programs, you have 62,000 from Compaq and 87,000 from Hewlett-Packard, which rounds close enough. It's 149. Let's call it 150 less 15 is 135. I think that's how the math works. Close enough.

    MS. FIORINA: Yes, ma'am.

    PUBLIC SPEAKER: Hi, I'm Maureen with Mercury News. I'm wondering, why do you think Dell has been able to make money on its PC business whereas you guys have been less profitable? And also, if HP is the surviving brand, what will consumers see when they buy PCs in future? Will it look just like your products now or some sort of combination?

    MS. FIORINA: Why don't you take the Dell making money question because I know you just love this question.

    MR. CAPELLAS: And I never heard it before. I will go back to the question I raised to VAR News. It is—the difference in economics is not about product sets. It's not about components. It's about inventory and velocity. Once you get through the inventory, when component prices are declining, inventory is the enemy and the fact of the matter is our collective models have too much inventory. That is the difference. You focus and drive that. When you drive inventory out, then superior design starts to take over and that is where you get benefit. So this is a question about driving inventory velocity which is why you hear us talk about the ability to have low cycle times, simplified components and the ability to be able to really snap through auto-replenishment through.

    The model is compressing to a snap-through model on auto-replenishment coupled with direct distribution for major accounts is the difference you have to get through. So velocity of inventory is the question.

    On the product side, I'd say, go through the product sets. They are great products on both sides. There are cases where certain products are absolute—you know, product sets are classically a home-run business. You either knock it out of the park or you sort of very quickly put your bat down and walk back to the dugout. There are some absolute great product line-ups with a lot of synergy. It's not going to be universal. We have some great products. HP has some great products. Collectively we will match the products up, but we will move very quickly in standard sub-components so that we will have the cost-efficiency.

    So it's a pretty good product line-up. But I can guarantee you it won't be all one set of products, all the second set of products. One plus one will not equal two when we consolidate the product sets. There will be simplification of product line around the best families of products.

    MS. FIORINA: Let me make one last set of comments on is this. We talked a lot about the synergy. So let me just highlight another one. As we have said many times, we're profitable in our consumer business. Compaq is profitable in their commercial PC business. Nice how that kind of works together.

    The other thing I'd ask you to do is go look closely as what's in Dell's PC business and how they report those numbers and I think you'll find out that there is a little bit of difference in terms of the amount of services that's reported. So I think this is an assumption that people have in the marketplace that hasn't been appropriately tested.

    Yes, sir.

    PUBLIC SPEAKER: Hi. Ongi Sak, Communication Business Magazine. Congratulations on the merger today. Few questions, please. First question is: HP's printer business given today HP's printer is a profitable . . .

    MS. FIORINA: Yes, we love our business. Michael loves it, too.

    PUBLIC SPEAKER: Compaq product, how can you leverage your printer business?

    And second one is to how to prevent bureaucracy. Managers Mr. Josie or Ms. Eva Moore have to supervise a lot of employees at the new company, so how can you prevent the bureaucracy in a big company? Thank you.

    MR. CAPELLAS: The one thing that I believe has unbelievable power of how we prevent bureaucracy is if inventory is enemy on the other side, bureaucracy is enemy on this side. These are very clear business models which are by market and will now have services. If you worry only about services side—which will be able to drive the three business models, which are outsourcing, customer service, and consulting—and drive that down, she'll have design of the programs. She'll have execution. Peter Black, the same thing, enterprise. You have development and you have to go to market on the sales force. It will share a common sales force. On the access side, we'll be able to take our access business and create a business model which is right from access. Business model for enterprise and business model for access, while they have both, development in sales or back in front-end have got to now drive that vertical integration. The power of putting everybody in P&L that has a products development in sales or back in front driving it straight down the business line, all within a P&L, all with the ability to make the decisions that are best about that model.

    For example, on the access side, they'll obviously want to go to a lot of call center and support for the sales model and shift the sales model. On the enterprise side, obviously much more customer touch point. And, of course, the printing business is a great business. You'll probably not notice us making a whole lot of changes to printing. It works pretty darn well and so each business model has a P&L based around the market and is vertically integrated up and down, with upstream and downstream. This is a great way to go to market and stay focused on that and take those to models.

    There will be some cross-sharing. For example, a guy named Mike Winkler says he has a supply stream. Snaps across with all the efficiencies and some of the sales force will be shared where it makes sense. But it is that orientation that might distract you. We have thought long and hard.

    Go back to the question you asked, one of the bell weather things is we actually sat down one day and for five hours talked about organization. To me that was one of the interesting meetings.

    MS. FIORINA: So printing and imaging, one of the things that people asked me when I first came to HP is, why don't you spin off the imaging and printing business? And, in fact, there's been a lot of discussion about it. Why don't we change fundamentally the nature of the HP portfolio? And the reason I didn't do that, and the reason this combination is so powerful for the imaging and printing business, as well as for the computing business, is because we are now entering a new era where physical and virtual are coming together. What that means is the network-connected experience is becoming image intensive. We can gain great benefit in our imaging and printing business from the emphasis on low cost distribution and low cost supply chain. So that's at the cost level.

    We can gain terrific leverage for our imaging and printing business because our computing franchise is now stronger and more powerful. And what we're really talking about is using the combination of imaging and printing and computing to create new industry transformations. Let me give you one example, and this is one that we're quite excited about with our partner Cannon in Japan: Commercial printing. Commercial printing is an opportunity to transform a process that is today time intensive, labor intensive, static and inefficient. It drives a ton of printing opportunity. But to capture that opportunity, we not only have to have a commercial printing technology that is formidable and watch this space, but we also have to have the compute infrastructure behind it because it turns out to capture commercial printing, there are a lot of servers and a lot of storage and a lot of software and a lot of services. So we think it's an opportunity for cost reduction and there's also an opportunity to go capture a set of opportunities that depend on both of those engines being strong.

    Yes?

    PUBLIC SPEAKER: Matthew Siegel, with NHK. On the press release you mentioned five groups in which you'll have a number one position and three in which you'll have leading positions. If you take those eight groups and define that as your market, would you say you have a number one position or a leading position?

    MR. CAPELLAS: These are highly competitive spaces so what you have is, you have, you know, a leading position means that you have thought leadership, you have brand awareness, and you're competing hard in that space. You know, am I going to get hung up on the semantics of it, no. But our goal is the leading position says that you will have thought leadership and you have mind share of the customer and the ability to go to market.

    MS. FIORINA: I guess the way I would wrap it up and, unfortunately now we will have to wrap it up, this is in our judgment a game change. This combination changes the game that we are playing here.

    Thanks very much. Have a great day.

    (At this point in the proceeding, the conference was adjourned.)

The following is a series of slides that were presented at the presentations and the question and answer sessions described above.

building tomorrow's leader today september 4, 2001

	•	$25 billion transaction value
	•	stock-for-stock merger
	•	fixed exchange ratio: 0.6325 hp share per compaq share
deal summary	•	expect substantial accretion to pro forma eps in first full fiscal year (2003)
	•	closing expected 1h02
	•	5 compaq directors to join hp board
	•	leadership:
— Carly Fiorina
chairman & ceo
— Michael Capellas
president

a shared vision of what customers want	• solutions capability • product leadership • services delivery • ability to manage complexity • open, market-unifying architectures • innovation and invention • choice

what we can deliver to customers	• solutions strategy
• leadership across markets
     — enterprises, smb &
            consumer
• leadership across products
     — IPS, IT infrastructure,
            access, storage, services
• best understanding of customer
  challenges
     — industry standard to high-end
• defining new open architectures
• culture, values, invention

value creation for shareowners

value drivers: • scale • $2.5b in expected annual cost synergies • substantially accretive to pro forma eps in first full fiscal year • strengthens direct and channel models • management depth	growth drivers: • strongest solutions capability • #1 positions • partner of choice • brand • services, storage and software • imaging and printing enabling transformation transformation of: • customer experiences • employee experiences • business processes • industries • life experiences accelerating a common strategy

challenges	• a massive integration effort • a difficult overall environment • in the midst of reinvention • synergies and headcount • combining cultures deep, experienced
management team

comprehensive integration plan	• led by webb mckinney and jeff clarke
• decisive, aggressive,
  comprehensive
• early decisions made
• key managers identified,
  retention plans in place
• leveraging outside expertise
• protect existing business

sales force integration	• evolution of existing go-to-market structures • customer and competitor-focused model • similar organizational structures unique scope and market coverage
enterprise
• architecting every enterprise
• market-unifying architectures
• partnerships
 small/medium business
• #1 in industry standard
• tailored solutions
• channel and direct capability
 consumer
• leading consumer IT business
• excellence across categories
• brand and retail presence

leadership and balance
across the business

	estimated combined revenues, trailing four quarters	revenue rank*
IT infrastructure	$23b	1
access devices	$29	1
printing & imaging	$20	1
services	$15	3

*based on year 2000 data; source: IDC, company data

IT infrastructure: leadership products
•  highly complementary fit
•  best products across key growth
   categories
•  deep understanding of customer
   complexity
•  broad expertise in industry standards
•  solutions-selling opportunities
•  leadership in open architecture
transition

challenges
• multiple architectures • low-end pricing/competition • customer transition
IT infrastructure
action steps
• speed path to IA-64 • merge and integrate r&d • leverage r&d investment • reduce operating cost

access devices: leadership is essential	• redefining Internet access • next-generation distribution model • creating an advantaged cost model • commercial & consumer leadership • creation of new categories • engineering & design innovation

access devices	challenges

• highly competitive pricing
  environment
• direct distribution pressures
• multiple brands

 action steps

• improve overall cost structure
• capitalize on compaq's direct
  distribution channel
• crisp brand transition

services: breaking into the top tier
• third largest worldwide
• profitable and growing
• substantial resources
      • 15,000 consultants
      • 10,000 outsourcing
      • 40,000 support
• global services delivery
• experience curve
• strong in mission-critical,
  industry standards, key
  verticals
• deep partnerships

services	challenges

• front-end consulting
• evolution of outsourcing
• filling out the solution set
• scale and profit improvement

 action steps

• capitalize on partner of choice
  status
• rationalize IT systems and
  processes
• build presence and mind share
• vigilant focus on customers

imaging and printing: the preeminent franchise	• massive installed base • leadership across commercial and consumer • high-margin, recurring revenue • expanding into adjacent markets —commercial printing —digital imaging • strong patent portfolio a more balanced revenue mix

*All data based on estimated trailing four quarters. Source: SEC filings, press releases, and company estimates.

	category	ebit impact (run-rate in q2 fy04)
	admin/IT	$625
	cost of goods and services	$600
summary of	sales	$475
expected cost	r&d	$425
synergies	indirect purchasing	$250
	marketing	$125

	total	$2,500
	workforce reduction = 15,000
	source: company estimates

expected synergy timetable	• fy2002* — $390 million • fy2003 — $2.0 billion • fy2004 — $2.4 billion
* partial year source: company estimates

financial impact	•	expected to be accretive to pro forma eps in first full fiscal year based on planned synergies
	•	estimated to be dilutive to pro forma eps in first quarter of combined operation and accretive thereafter based on synergies operating model

	pro forma combined*	long-term target	comments
revenue growth			at/above industry growth by segment
		as % of sales
gross margin	24.9%	25-27%	mix, utilization, synergies
operating expenses	20.1%	15-17%	reflects synergies
operating margin	4.8%	8-10%
net margin	4.1%	6-7%	reflects blended tax rate

* based on trailing four quarters; excludes one-time charges a strong balance sheet

balance sheet	pro forma combined*
cash & equivalents	$7,069
total debt	7,607
book equity	25,611
market capitalization	66,648
ratios
total debt/book equity	29.7%
total debt/market capitalization	11.4%

*based on latest reported quarters

our partners, employees and communities will benefit	• long-standing commitment to partners • trust, respect, integrity and opportunity for employees • emphasis on community and corporate responsibility

building tomorrow's leader today	• $87 billion combined revenue
• leadership across markets
• leadership across products
• $2.5 billion in expected
  annual cost synergies
• go-to-market engine
• global footprint
• intellectual property
• leading global brand
• the new hp way

forward-looking statements	This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger; the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies. Other risks that are described from time to time in HP's Securities and Exchange Commission reports, (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports); and other risks that are described from time to time in Compaq's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended December 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's and Compaq's results could differ materially from HP's and Compaq's expectations in these statements. HP and Compaq assume no obligation and do not intend to update these forward-looking statements.